UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

PAYCOM SOFTWARE, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

70432V102

(CUSIP Number)

Greg R. Samuel, Esq.

Haynes and Boone, LLP

2323 Victory Avenue, Suite 700

Dallas, Texas 75219

(214) 651-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 1, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 70432V102	Page 2 of 14

1.	Names of Reporting Persons. Ernest Group, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Oklahoma

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,670,999
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,670,999

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,670,999
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.3% (1)
14.	Type of Reporting Person (See Instructions) CO

(1)	Based on 58,566,076 shares of Common Stock outstanding as of April 21, 2020, as disclosed in the Form 10-Q for the period ended March 31, 2020, filed by the Issuer with the SEC on April 30, 2020.

CUSIP No. 70432V102	Page 3 of 14

1.	Names of Reporting Persons. The Ruby Group, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Oklahoma

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 229,135
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 229,135

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 229,135
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.4% (1)
14.	Type of Reporting Person (See Instructions) CO

(1)

Based on 58,566,076 shares of Common Stock outstanding as of April 21, 2020, as disclosed in the Quarterly Report on Form 10-Q for the period ended March 31, 2020, filed by the Issuer with the SEC on April 30, 2020.

CUSIP No. 70432V102	Page 4 of 14

1.	Names of Reporting Persons. Chad Richison
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,202,684 (1)
	8.	Shared Voting Power 3,900,302 (2)
	9.	Sole Dispositive Power 3,957,684
	10.	Shared Dispositive Power 3,900,302 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,102,986 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 13.8% (3)
14.	Type of Reporting Person (See Instructions) IN

(1)	Includes 245,000 unvested shares of restricted stock.
(2)

Consists of (a) 3,670,999 shares of Common Stock owned by Ernest Group, Inc., (b) 229,135 shares of Common Stock owned by The Ruby Group, Inc., (c) 56 shares of Common Stock owned by the Abrie R. Richison 2012 Irrevocable Trust U/T/A DTD 12/21/2012, (d) 56 shares of Common Stock owned by the Ava L. Richison 2012 Irrevocable Trust U/T/A DTD 12/21/2012, and (e) 56 shares of Common Stock owned by the Ian D. Richison 2012 Irrevocable Trust U/T/A DTD 12/21/2012.

(3)

Based on 58,566,076 shares of Common Stock outstanding as of April 21, 2020, as disclosed in the Quarterly Report on Form 10-Q for the period ended March 31, 2020, filed by the Issuer with the SEC on April 30, 2020.

CUSIP No. 70432V102	Page 5 of 14

1.	Names of Reporting Persons. Abrie R. Richison 2012 Irrevocable Trust U/T/A DTD 12/21/2012
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 56
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 56

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 56
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)

Based on 58,566,076 shares of Common Stock outstanding as of April 21, 2020, as disclosed in the Quarterly Report on Form 10-Q for the period ended March 31, 2020, filed by the Issuer with the SEC on April 30, 2020.

CUSIP No. 70432V102	Page 6 of 14

1.	Names of Reporting Persons. Ava L. Richison 2012 Irrevocable Trust U/T/A DTD 12/21/2012
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 56
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 56

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 56
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)

Based on 58,566,076 shares of Common Stock outstanding as of April 21, 2020, as disclosed in the Quarterly Report on Form 10-Q for the period ended March 31, 2020, filed by the Issuer with the SEC on April 30, 2020.

CUSIP No. 70432V102	Page 7 of 14

1.	Names of Reporting Persons. Ian D. Richison 2012 Irrevocable Trust U/T/A DTD 12/21/2012
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 56
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 56

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 56
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)

Based on 58,566,076 shares of Common Stock outstanding as of April 21, 2020, as disclosed in the Quarterly Report on Form 10-Q for the period ended March 31, 2020, filed by the Issuer with the SEC on April 30, 2020.

This Amendment No. 8 to Schedule 13D (this “Amendment”) relates to shares of common stock, par value $0.01 per share (“Common Stock”), of Paycom Software, Inc., a Delaware corporation (the “Issuer”). This Amendment amends the Schedule 13D (as previously amended or amended and restated and as amended and/or restated hereby, the “Schedule 13D”) filed with the Securities and Exchange Commission (the “SEC”) by the Reporting Persons (as defined below). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D.

Item 2. Identity and Background.

Item 2 is hereby amended and restated in its entirety as follows:

(a) This Schedule 13D is filed jointly by Ernest Group, Inc., an Oklahoma corporation (“Ernest Group”), The Ruby Group, Inc., an Oklahoma corporation (“The Ruby Group”), Chad Richison (“Mr. Richison”), the Abrie R. Richison 2012 Irrevocable Trust U/T/A DTD 12/21/2012 (the “ARR Trust”), the Ava L. Richison 2012 Irrevocable Trust U/T/A DTD 12/21/2012 (the “ALR Trust”) and the Ian D. Richison 2012 Irrevocable Trust U/T/A DTD 12/21/2012 (the “IDR Trust” and collectively with the ARR Trust and the ALR Trust, the “Trusts”). Ernest Group, The Ruby Group, Mr. Richison and the Trusts are collectively referred to herein as the “Reporting Persons”. A copy of the agreement among the Reporting Persons to file this Schedule 13D jointly (the “Joint Filing Agreement”) is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Mr. Richison is the sole director of Ernest Group and Ernest Group is wholly owned by Mr. Richison and certain trusts for the benefit of Mr. Richison’s children, for which Mr. Richison serves as trustee. Mr. Richison may be deemed to beneficially own the shares of Common Stock owned by Ernest Group. Mr. Richison is the sole director and sole shareholder of The Ruby Group and may be deemed to beneficially own the shares of Common Stock owned by The Ruby Group. Mr. Richison is the settlor and sole trustee for each of the Trusts. Each Trust is for the benefit of one of Mr. Richison’s children who shares his household. Mr. Richison may be deemed to beneficially own the shares of Common Stock owned by each of the Trusts.

(b)-(c) The principal business address and present principal occupation or principal business of each of the Reporting Persons is set forth on Annex A hereto.

(d)-(e) None of the Reporting Persons have, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The citizenship or jurisdiction of formation or organization for each of the Reporting Persons is set forth on Annex A hereto.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented as follows:

Restricted Stock

In various grants of restricted stock awarded under the LTIP between April 15, 2016 and the date of this Amendment, Mr. Richison received an aggregate of 903,000 shares of restricted stock subject to the terms and conditions of restricted stock award agreements, consisting of an aggregate of 735,000 shares subject to performance-based vesting conditions and an aggregate of 168,000 shares subject to time-based vesting conditions. Shares of restricted stock subject to performance-based vesting conditions vested, or will vest, based on the Issuer’s total enterprise value exceeding certain specified thresholds. All shares of restricted stock were granted by the Issuer to Mr. Richison under the LTIP as compensation for his service as President and Chief Executive Officer of the Issuer and for no additional consideration. As of the date of this Amendment, (i) 161,000 of the shares of restricted stock granted to Mr. Richison remain subject to performance-based vesting conditions, (ii) 84,000 of the shares of restricted stock granted to Mr. Richison remain subject to time-based vesting conditions and (iii) all other shares of restricted stock granted to Mr. Richison have vested. Mr. Richison has all rights of a stockholder of the Issuer with respect to his shares of restricted stock, including the right to vote the shares and the right to receive any dividends thereon, but does not have dispositive power with respect to the shares until they have vested.

The foregoing descriptions of the restricted stock award agreements to which Mr. Richison is party are qualified in their entirety by reference to the full text of the such restricted stock award agreements, copies of which are attached hereto as Exhibits 99.9, 99.10, 99.11 and 99.12, and are incorporated herein by reference.

Open Market Purchases

Between November 4, 2016 and December 13, 2016, Mr. Richison used personal funds to acquire an aggregate of 51,300 shares of Common Stock in open market purchases for an aggregate purchase price of $2,237,025.

Gifts Transfers

On December 18, 2019, each Trust acquired 56 shares of Common Stock pursuant to a bona fide gift from Mr. Richison.

Item 4. Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

On May 1, 2020, Mr. Richison entered into a Sales Plan (the “10b5-1 Plan”) with J.P. Morgan Securities LLC (“JPMS”), pursuant to which JPMS will sell shares of Common Stock on behalf of Mr. Richison during the period beginning June 1, 2020 and ending December 31, 2020, subject to earlier termination in accordance with the terms of the 10b5-1 Plan and applicable law and regulation. Transactions under the 10b5-1 Plan will be subject to certain price restrictions. The 10b5-1 Plan is intended to comply with the requirements of Rule 10b5-1(c) promulgated under the Act.

The foregoing description of the 10b5-1 Plan is qualified in its entirety by reference to the full text of the 10b5-1 Plan, a form of which is attached hereto as Exhibit 99.13 and incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

(a)-(b) Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this Schedule 13D.

Each Reporting Person may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act. Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate or other group for the purpose of acquiring, holding or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any syndicate or group with respect to the Issuer or any securities of the Issuer.

As of May 6, 2020, the Reporting Persons may be deemed to beneficially own the shares of Common Stock set forth in the table below:

Reporting Person	Number of Shares Beneficially Owned		Percentage of Outstanding Shares	Sole Voting Power		Shared Voting Power		Sole Dispositive Power	Shared Dispositive Power
Ernest Group, Inc.	3,670,999		6.3%	0		3,670,999		0	3,670,999
The Ruby Group, Inc.	229,135		0.4%	0		229,135		0	229,135
Chad Richison	8,102,986	(1)	13.8%	4,202,684	(2)	3,900,302	(3)	3,957,684	3,900,302	(3)
Abrie R. Richison 2012 Irrevocable Trust U/T/A DTD 12/21/2012	56		0.0%	0		56		0	56
Ava L. Richison 2012 Irrevocable Trust U/T/A DTD 12/21/2012	56		0.0%	0		56		0	56
Ian D. Richison 2012 Irrevocable Trust U/T/A DTD 12/21/2012	56		0.0%	0		56		0	56

(1)

Consists of (a) 4,202,684 shares of Common Stock owned by Mr. Richison, including 245,000 unvested shares of restricted stock, (b) 3,670,999 shares of Common Stock owned by Ernest Group, (c) 229,135 shares of Common Stock owned by The Ruby Group, (d) 56 shares of Common Stock owned by the ARR Trust, (e) 56 shares of Common Stock owned by the ALR Trust, and (f) 56 shares of Common Stock owned by the IDR Trust. Mr. Richison is the sole director of Ernest Group and Ernest Group is wholly owned by Mr. Richison and certain trusts for the benefit of Mr. Richison’s children, for which Mr. Richison serves as trustee. Mr. Richison may be deemed to beneficially own the shares of Common Stock owned by Ernest Group. Mr. Richison is the sole director and sole shareholder of The Ruby Group and may be deemed to beneficially own the shares of Common Stock owned by The Ruby Group. Mr. Richison is the settlor and sole trustee for each of the Trusts. Each Trust is for the benefit of one of Mr. Richison’s children who shares his household. Mr. Richison may be deemed to beneficially own the shares of Common Stock owned by each of the Trusts.

(2)	Includes 245,000 unvested shares of restricted stock owned by Mr. Richison.
(3)

Consists of (a) 3,670,999 shares of Common Stock owned by Ernest Group, (b) 229,135 shares of Common Stock owned by The Ruby Group, (c) 56 shares of Common Stock owned by the ARR Trust, (d) 56 shares of Common Stock owned by the ALR Trust and (e) 56 shares of Common Stock owned by the IDR Trust.

(c) Except as set forth on Annex B hereto, there were no transactions in the shares of Common Stock that were effected during the past sixty days by the Reporting Persons or since the most recent Schedule 13D filing, whichever is less.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented as follows:

The information set forth in Item 4 of this Amendment is incorporated by reference into this Item 6.

Item 7. Material to be Filed as Exhibits.

Item 7 is hereby amended and restated in its entirety as follows:

The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit

99.1*	Joint Filing Agreement, dated May 6, 2020, by and among Chad Richison, Ernest Group, Inc., The Ruby Group, Inc., the Abrie R. Richison 2012 Irrevocable Trust U/T/A DTD 12/21/2012, the Ava L. Richison 2012 Irrevocable Trust U/T/A DTD 12/21/2012 and the Ian D. Richison 2012 Irrevocable Trust U/T/A DTD 12/21/2012.

99.2	Amended and Restated Stockholders’ Agreement, dated March 10, 2014, by and among Paycom Software, Inc., Welsh, Carson, Anderson & Stowe X, L.P., WCAS Management Corporation, WCAS Capital Partners, IV, L.P., Chad Richison, Shannon Rowe, William Kerber, Jeff York, Robert Levenson, the ELK II 2012 Descendants’ Trust u/a dated December 26, 2012, the SLY II 2012 Descendants’ Trust u/a dated December 26, 2012 and Lenox Capital Group, LLC (incorporated by reference to Exhibit 4.2 to the Registration Statement on Form S-1 filed by the Issuer with the SEC on March 10, 2014).

99.3	Registration Rights Agreement, dated December 30, 2013, by and among Paycom Software, Inc. and certain stockholders named therein (incorporated by reference to Exhibit 4.3 to the Registration Statement on Form S-1 filed by the Issuer with the SEC on March 10, 2014).

99.4	Form of Restricted Stock Award Agreement for Chief Executive Officer (incorporated by reference to Exhibit 10.6 to Amendment No. 1 to the Registration Statement on Form S-1 filed by the Issuer with the SEC on March 31, 2014).

99.5	Form of CEO Market-Based Vesting Restricted Stock Award Agreement under the Paycom Software, Inc. 2014 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on July 10, 2015).

99.6	Amendment No. 1 to the Registration Rights Agreement, dated May 13, 2015, by and among Paycom Software, Inc. and certain stockholders named therein (incorporated by reference to Exhibit 4.7 to the Quarterly Report on Form 10-Q filed by the Issuer with the SEC on August 7, 2015).

99.7	Amendment No. 2 to the Registration Rights Agreement, dated September 15, 2015, by and among Paycom Software, Inc. and certain stockholders named therein (incorporated by reference to Exhibit 4.12 to the Quarterly Report on Form 10-Q filed by the Issuer with the SEC on November 6, 2015).

99.8	Termination of Stockholders Agreement, dated December 29, 2015, by and among Paycom Software, Inc., Welsh, Carson, Anderson & Stowe X, L.P., WCAS Management Corporation, WCAS Capital Partners, IV, L.P., Chad Richison and Ernest Group, Inc. (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on January 5, 2016).

99.9	Form of CEO Market-Based Vesting Restricted Stock Award Agreement under the Paycom Software, Inc. 2014 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K dated April 15, 2016, filed by the Issuer with the SEC on April 21, 2016).

99.10	Form of CEO Market-Based Vesting Restricted Stock Award Agreement under the Paycom Software, Inc. 2014 Long-Term Incentive Plan, approved October 4, 2016 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K dated October 4, 2016, filed by the Issuer with the SEC on October 6, 2016).

99.11	Form of Time and Market-Based Vesting Restricted Stock Award Agreement (CEO) under the Paycom Software, Inc. 2014 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K dated April 26, 2017, filed by the Issuer with the SEC on April 27, 2017).

99.12	Form of CEO Market-Based Vesting Restricted Stock Award Agreement under the Paycom Software, Inc. 2014 Long-Term Incentive Plan, approved January 30, 2020 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K dated January 30, 2020, filed by the Issuer with the SEC on February 5, 2020).

99.13*	Form of Sales Plan, by and between Chad Richison and J.P. Morgan Securities LLC.

*	Filed herewith.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Date: May 6, 2020

ERNEST GROUP, INC.

By:	/s/ Chad Richison
Name: Chad Richison
Title: Director

THE RUBY GROUP, INC.

By:	/s/ Chad Richison
Name: Chad Richison
Title: Director

CHAD RICHISON

/s/ Chad Richison

ABRIE R. RICHISON 2012 IRREVOCABLE TRUST U/T/A DTD 12/21/2012

By:	/s/ Chad Richison
Name: Chad Richison
Title: Trustee

AVA L. RICHISON 2012 IRREVOCABLE TRUST U/T/A DTD 12/21/2012

By:	/s/ Chad Richison
Name: Chad Richison
Title: Trustee

IAN D. RICHISON 2012 IRREVOCABLE TRUST U/T/A DTD 12/21/2012

By:	/s/ Chad Richison
Name: Chad Richison
Title: Trustee

ANNEX A

The names, present principal occupations (for individuals) or present principal business (for entities), and citizenship (for individuals) or jurisdiction of formation or organization (for entities) of each of the Reporting Persons are set forth below. The principal business address for each of the Reporting Persons is 7501 W. Memorial Road, Oklahoma City, Oklahoma 73142.

Name of Reporting Person	Principal Occupation or Business	Citizenship or Jurisdiction of Formation or Organization
Chad Richison	President, Chief Executive Officer and Director of the Issuer	United States

Ernest Group, Inc.	Investing in the Issuer’s securities	Oklahoma

The Ruby Group, Inc.	Investing in the Issuer’s securities	Oklahoma

Abrie R. Richison 2012 Irrevocable Trust U/T/A DTD 12/21/2012	Management of trust assets	United States

Ava L. Richison 2012 Irrevocable Trust U/T/A DTD 12/21/2012	Management of trust assets	United States

Ian D. Richison 2012 Irrevocable Trust U/T/A DTD 12/21/2012	Management of trust assets	United States

ANNEX B

RECENT TRANSACTIONS BY THE REPORTING PERSONS

Transaction Date	Effecting Person(s)	Shares Disposed	Price Per Share	Description of Transaction
3/24/2020	Chad Richison	50,000	N/A	Gift to non-profit organization
5/6/2020	Chad Richison	9,314 (1)	$255.04	(1)

(1)

Represents shares of Common Stock withheld by the Issuer to satisfy tax withholding obligations in connection with the vesting of 21,000 shares of restricted stock granted to Mr. Richison on January 26, 2018. No shares were sold in this transaction.